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                              [VIALINK LETTERHEAD]

                                  July 13, 2000

VIA EDGAR

Securities and Exchange Commission
Attn: Elliot Staffin, Esq.
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

       Re:   The viaLink Company
             Registration Statement on Form SB-2 (Reg. No. 333-33034) Request for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations of the Securities Act of 1933, as amended, on behalf of The viaLink Company (the "Company"), we hereby request that the above-referenced Registration Statement originally filed with the Commission on March 22, 2000, be withdrawn. The Company is requesting a withdrawal of the Registration Statement on the grounds that it does not intend to consummate the offering contemplated therein due to prevailing market conditions. The Company has not sold or made any offers to sell any of the shares covered by such Registration Statement.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

     Please do not hesitate to contact the undersigned at (972) 934-5504 or the Company's legal counsel, Akash D. Sethi of Brobeck, Phleger & Harrison LLP at
(214) 468-3718, if you have any questions regarding this application.

                                        Very Truly Yours,

                                        The viaLink Company

                                        /s/ J. ANDREW KERNER

                                        J. Andrew Kerner
                                        Senior Vice President of Finance
                                        and Chief Financial Officer


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